[WFP LOGO]

WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE TSX: WEF

U.S. $221 million 15% Senior Secured Notes to be Redeemed

Vancouver, February 6, 2006 – Western Forest Products (TSX: WEF) today announced that it has instructed the trustee for its US$221 million 15% Secured Bonds to issue a Redemption Notice to all bond holders. The Redemption Notice is expected to be issued on February 8, 2006 and will result in the existing senior secured notes together with all accrued interest being redeemed on March 10, 2006 with the proceeds of a secured loan arranged by Tricap Management Limited through its designated lender, Brookfield Bridge Lending Fund Inc. The loan consists of two term facilities, a four year US$187.5 million facility, and a one-year Cdn $90 million facility, which may be extended for a second year at the option of Western. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%.

Pursuant to the terms of the existing senior secured bond indenture, Western is required to provide notice to bondholders at least 30 days prior to the redemption date. Since Western is redeeming the bonds, it did not obtain a rating for the existing senior secured notes by December 31, 2005 as required by the terms of the existing senior secured bond indenture.

*********

Western Forest Products
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide. Following the completion of Western’s previously announced acquisitions of Cascadia Forest Products Ltd. and Tree Farm Licence 37, both of which are subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. The final pulp production run at the Squamish pulp mill on January 26, 2006 followed by its closure on March 9, 2006 will also result in the Company exiting the pulp business.

Forward Looking Statements
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form and under the “Risk Factors” section of Western’s Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO